Exhibit 2.1

FIFTH AMENDMENT

Fifth Amendment dated October 4, 2021, to the Agreement and Plan of Merger dated October 27, 2020, by and among Alberton Acquisition Corporation, Alberton Merger Subsidiary, Inc. and SolarMax Technology, Inc. as amended by amendments dated November 10, 2020, March 31, 2021, August 11, 2021, and September 10, 2021, which agreement, as so amended is referred to as the “Merger Agreement.”

1. All terms defined in the Merger Agreement and used in this Amendment shall have the same meaning in this Amendment as in the Merger Agreement.

2. Purchaser has filed preliminary proxy materials for a special meeting of shareholders for the purpose of amending Purchaser’s Memorandum and Articles of Association to extend the last date by which Purchaser must complete a business combination from October 26, 2021 to April 26, 2022 (the “Extension Amendment”). In connection with the Extension Amendment, Purchaser has agreed to make a monthly extension payment as specified in the definitive proxy materials for each public share that is not redeemed in connection with the Extension Amendment. The Company agrees that it will fund up to six extension payments in the amount payable pursuant to the preceding sentence. The Company shall make the loan to Purchaser on the same terms as the extension loans previously made by the Company, as the same may be amended pursuant to this Amendment.

3. Purchaser shall enter into a securities purchase agreement (the “Convertible Note Agreement”), in substantially the form of Exhibit A to this Amendment pursuant to which the Purchaser issues and sells to two investors convertible notes (the “Notes”) in the aggregate principal amount of $10 million, in the form of Exhibit A to the Convertible Note Agreement, the Notes to be automatically converted upon the closing of the Merger, into such number of the Purchaser’s ordinary shares or, upon the Redomestication, as defined in the Merger Agreement, common stock of the Nevada successor corporation, without any action by the holders, at a conversion price equal to ten times the average trading price of the rights of the Purchaser, during a period of 25 trading days ending on the second trading day prior to mailing of the Merger Prospectus to the Company’s shareholders in connection with the special meeting to approve the Merger.

4. The proceeds from the sale of the Notes shall be used to pay Purchaser’s indebtedness, including, but not limited to, (a) the deferred underwriting compensation of $4,020,797, (b) promissory notes in the total amount of $1,748,000 due to Global Nature Investment Holdings Limited (“Global Nature”) and Qingdao Zhongxin Huirong Distressed Asset Disposal Co., Ltd. (“AMD”), (c) extension notes issued to the Company in the aggregate principal amount of $927,567.30 as of the date of this Amendment, together with any additional extension loans which the Company may make pursuant to Section 1 of this Amendment; (d) loans made by the Sponsor from the proceeds of loans from the Company (“Sponsor Loans”) in the principal amount of $651,369 as of the date of this Agreement; (e) loans made by the Sponsor in the principal amount of $1,353,640, (f) any additional loans made by the Company to the Purchaser to fund the payment of expenses incurred by Purchaser, (g) the $50,000 payment due pursuant to Section 11 of the amendment to the Merger Agreement dated August 11, 2021 (the “Third Amendment”), (h) any other expenses payable by the Purchaser as of the Closing, and (i) working capital.

5. The provisions of Section 8 of the Third Amendment to the Merger Agreement that provide that the Sponsor Loans will be treated as a contribution of capital is amended, and the Sponsor Notes will be paid from the proceeds of the Notes, and the Sponsor shall pay to the Company the principal amount of the Sponsor Loans. The Sponsor hereby assigns to the Company the amount payable by the Purchaser to the Sponsor with respect to the Sponsor Loans, and the Purchaser shall make such payment directly to the Company.

6. Any further loans by the Company with respect to expenses of the Purchaser shall be made directly to the Purchaser (and not to the Sponsor for advancement by the Sponsor to the Purchaser) and such loans shall be paid from the proceeds of the Notes.

7. The Purchaser shall enter into agreements with Global Nature, AMD and the Sponsor which terminate the agreements entered into pursuant to Section 3 of the Third Amendment, and pursuant to which the Purchaser agrees to pay such notes at the closing of the Merger.

8. The Purchaser shall enter into backstop agreements in the form previously approved by the Purchaser with two investors, each agreeing to invest $5.0 million, and shall terminate certain existing backstop agreements in the aggregate amount of $10 million.

9. Upon the effectiveness of Extension Amendment, the Outside Date defined in the Merger Agreement shall mean April 26, 2022.

10. Except as amended by this Amendment, the Merger Agreement shall remain in full force and effect.

[signatures on following page]

IN WITNESS WHEREOF, each Party hereto has caused this Amendment to be signed and delivered as of the date first written above.

ALBERTON ACQUISITION CORPORATION

By:	/s/ Guan Wang
	Name:	Guan Wang
	Title:	CEO

ALBERTON MERGER SUBSIDIARY, INC.

By:	/s/ Guan Wang
	Name:	Guan Wang
	Title:	CEO

SOLARMAX TECHNOLOGY, INC.

By:	/s/ David Hsu
	Name:	David Hsu
	Title:	CEO

Hong Ye Hong Kong Shareholding Co., Limited, the Sponsor, agrees to the terms of the foregoing amendment.

HONG YE HONG KONG SHAREHOLDING CO., LIMITED

By:	/s/ Guan Wang
	Name:	Guan Wang
	Title:	Director